BANCOLOMBIA S.A. ANNOUNCES A SANCTION OF THE SUPERINTENDENCY OF FINANCE OF COLOMBIA

Medellín, Colombia, March 31, 2012

Pursuant to Resolution No. 0378, dated March 15, 2012, the Delegation for Operational Risk of the Superintendency of Finance of Colombia imposed a fine on Bancolombia of COP 100 million (approximately USD 55,800), for alleged operational failures relating to reports provided by Bancolombia to independent third party databases that collect consumer credit information.

Bancolombia currently intends to appeal this sanction.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837